Le Directeur Général Délégué

Office of Global Security Risk United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549-7010 Attention: Ms. Cecilia Blye	ORANGE S.A. HAS REQUESTED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER PURSUANT TO RULE 83 UNDER THE FREEDOM OF INFORMATION ACT[1]

March 13, 2017

Via Hand Delivery and EDGAR

Re:      Orange

Form 20-F for the Fiscal Year Ended December 31, 2015

Filed April 4, 2016

File No. 1-14712

Dear Ms. Blye,

           We are responding to your letter of December 1, 2016 (the “Letter”) related to the Orange group’s activities in Syria and Sudan. The information contained herein concerns Orange S.A. and its consolidated subsidiaries and affiliates (“Orange” or the “Company”).

           For reasons of business confidentiality, in a separate letter dated the date hereof, we are requesting that certain information be not disclosed in response to any request made under the Freedom of Information Act, 5 U.S.C. §552 or otherwise. Accordingly, pursuant to Rule 83 (17 C.F.R. 200.83) adopted under the Freedom of Information Act, and in compliance with the applicable procedures, a complete copy of this letter will be provided only in paper form and not electronically as correspondence under the Commission’s EDGAR system.

1.     General

            a)            Orange Top-Up

You are requesting some information regarding a press release posted on January 28, 2014 regarding the launch of Orange Top-Up, an online solution that enabled people to remotely top-up mobile credit for customers of over 350 operators in the world, including Sudan and Syria.

Please be informed that Orange Top-Up generated very low gross revenues over the last three years (approximately [*], [*] and [*] in 2014, 2015 and 2016, respectively). Moreover, during the last several years, virtually no top-up mobile credits occurred in Syria and Sudan.

In addition, the Orange Top-Up online solution, although supported by Orange Horizons Digital SAS, an Orange subsidiary, and traded under the Orange trademark, is supplied by Fixed and Mobile Pte Ltd, a company incorporated in Singapore, known as “TransferTo”, providing end-to-end remittance solutions to interconnect mobile operator prepaid systems. Orange Horizons Digital SAS and Fixed and Mobile Pte Ltd entered into a Distribution Agreement and an Agreement for Airtime Purchase in 2014. Accordingly, Orange Horizons Digital SAS’s sole counterparty is TransferTo and Orange Horizons Digital SAS has no relationship with other telecom operators (either contractual or financial).

In November 2016, Orange renegotiated the Orange Top-Up agreement, which is now supported by Orange Link, another Orange subsidiary, through a new “Services Agreement - International Airtime Transfer” under which TransferTo remains the Technical Service Provider and as such keeps the entire business relationship with the final telecom operators, including in Sudan and Syria.

[1] This letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance.

Orange - SA au capital de 10 640 226 396 € - 78 rue Olivier de Serres - 75505 Paris Cedex 15 - 380 129 866 RCS Paris

* FOIA Confidential
Treatment Requested by
Orange (File no. 1-14712)
Voluntarily Submitted

1

            b)            Syria

Equant SA

In our letter dated December 23, 2013, we informed you that Equant S.A., a French company that is an indirectly wholly owned subsidiary of Orange S.A., did business in Syria (mainly providing managed communications services to the air transport industry as part of its arrangements with SITA) through a Syrian branch established in September 1981 (“Equant Syria”), which had one employee in Syria and rented some office space in Damascus. As indicated in December 2013, Equant was working on the closure of Equant Syria and the termination of its presence in Syria. Such closure process took some time but has been achieved and has been fully effective since March 9, 2016.

Regional cable Networks

There are two relevant regional terrestrial fiber cable projects: the Regional Cable Network project (RCN) and the Jeddah-Amman-Damascus-Istanbul project (JADI). Neither of these two regional terrestrial fiber cable projects are currently operative in Syria.

The RCN is a regional high capacity terrestrial cable network project that will run for 7,750 Km (round trip route). It will extend from the city of Fujairah (UAE) to Istanbul (Turkey) passing through Riyadh (Saudi Arabia), Amman (Jordan) and Tartous (Syria) before entering the Turkish territory. RCN cable is currently operative only between Fujairah and Amman.

The JADI link will connect Jeddah (Saudi Arabia), Amman (Jordan), Damascus (Syria) and Istanbul (Turkey). The JADI project is the result of the collaboration between Turk Telecom (Turkey), Saudi Telecom Company (STC, Saudi Arabia), Jordan Telecom (Jordan) and the Syrian Telecommunications Establishment (STE, Syria). The 2,530 Km cable is aimed at being an alternative to the underwater cables passing through the Red and Mediterranean Seas. JADI has been operational since the end of 2010 but is currently out of service due to a cut in Syria that occurred in August 2012. JADI cable remains solely operative between Jeddah and Amman.

Regarding the ALETAR and BERYTAR underwater cables, maintenance contracts were signed with Syrian Telecom (STE) by an Orange subsidiary (FT Marine). While the termination of the maintenance services in Syrian territorial waters has been considered, it appeared that it was not possible to put an end to the maintenance of cables serving countries other than Syria. To the best of our knowledge, such maintenance contracts do no present any U.S. nexus. The relevant maintenance contracts have received the French authorities’ approvals as regards the European sanctions programs.

Roaming and voice services

Orange and certain of its subsidiaries, which are separately incorporated in various countries, including France, the United Kingdom, Spain, Romania, Armenia, Belgium, Egypt, Poland, Moldova, Slovakia, Ivory Coast, Jordan, Senegal, Iraq and Tunisia, have roaming and hubbing agreements with telecommunications providers in Syria (Syrian Telecom, Syriatel, and Spacetel).

To the best of our knowledge, neither Syrian Telecom nor Spacetel is designated on any list pursuant to any sanctions by either the U.S. or European countries.

Syriatel is currently listed on the U.S. SDN List. Roaming agreements with Syriatel have not been operationally terminated but do not give rise to transfer of funds (set-off and outstanding balances are suspended). To the best of our knowledge, no U.S. nexus has been identified in connection with the aforementioned roaming agreements.

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Orange Business Services

Orange Business Services, the Orange Division providing global IT and telecommunication services to multinational companies, has entered into several contracts for the provision of Virtual Private Network (VPN) services or satellite services to various Ministries of Foreign Affairs (for local embassies telecommunications), to the International Committee of the Red Cross and to two international companies that are present in Syria.

As mentioned above, the Company also has some indirect air transport industry customers in Syria, through SITA.

Globecast

Globecast France, an indirectly wholly owned subsidiary of Orange incorporated in France, operates a global satellite and fiber network to manage and transport video and other rich media of its customers for delivery to direct-to-home satellite platforms (cable, IPTV, mobile and broadband head ends). Globecast France entered into various agreements in the past with the ORTAS (Organization of Syrian Arab Radio & TV), for the provision of satellite capacity, of which only one contract is still being performed. ORTAS may be the same entity as GORT (General Organization of Radio and Television Syria), which is listed on both the U.S. SDN List and the European sanctions program. No U.S. nexus has been identified in connection with such contract.

To the extent that telecommunications business in Syria is authorized under the general license of Section 542 part 519 of Title 31 of the U.S. Code of Federal Regulations, and that no U.S. nexus is identified on satellite services currently provided, no specific authorization is intended to be sought from OFAC. Globecast France is nevertheless currently handling the review of the relevant contract by the French competent authorities.

The amount of revenues related to Syria remains absolutely de minimis as to the Company.

            c)            Sudan

EASSy Cable

As previously indicated, Orange is part of the EASSy consortium (the “Consortium”), which is made up of 26 telecom operators and several development banks, including the African Development Bank, the European Investment Bank and the International Finance Corporation (IFC). EASSy is a 10,000 Km submarine fiber-optic cable system deployed along the east and south coasts of Africa to service the telecommunications needs of the region. Sudan Telecom Ltd (“Sudatel”) is one of the 26 operators and, other than through the consortium agreement, Orange has no contractual relationship with Sudatel.

Orange is acting as the central billing agent for the Consortium. It should be noted that, in 2012-2013, certain payments made by Sudatel to Orange, acting as the central billing agent, for the benefit of other members of the Consortium were subject to blocking under OFAC regulations. All blocked amounts have been released upon approval by OFAC.

It should be noted that notwithstanding the above, the current policy of Orange, as central billing party of the consortium, is not to make any payment to nor to request any payment from Sudatel.

Roaming and voice services

Orange and certain of its subsidiaries, which are separately incorporated in various countries, including France, the United Kingdom, Spain, Belgium, Egypt, Poland, Moldova, Slovakia, the Central African Republic, the Ivory Coast, Cameroon, Equatorial Guinea, Jordan, Kenya, Madagascar, Mali, Mauritius, Senegal, Uganda, Tunisia and Iraq, have roaming and hubbing agreements with telecommunications providers in Sudan (MTN Sudan, Sudatel, Zain Sudan).

Sudatel is currently listed on the U.S. SDN List. Roaming agreements with Sudatel have not been operationally terminated but do not give rise to transfer of funds (set-off and outstanding balances are suspended). To the best of our knowledge, no U.S. nexus has been identified in connection with the aforementioned roaming agreements.

Orange Business Services

Orange Business Services, the Orange Division providing global IT and telecommunication services to multinational companies, has in place contracts for the provision of Virtual Private Network (VPN) or Satellite Services to Ministries of Foreign Affairs (for telecommunications by local embassies), to the International Committee of the Red Cross and to three international companies that are present in Sudan.

As mentioned above, the Company also has some indirect air transport industry customers in Sudan, through SITA.

To the extent that telecommunications businesses in Sudan are authorized under the general license of Section 512 of Part 538 of Title 31 of the Code of Federal Regulations and that no U.S. nexus is identified, no specific authorization has been sought from OFAC. We also note the general license issued at 31 CFR 538.540 issued on January 13, 2017 which relates to transactions involving Sudan after that date.

The amount of revenues related to Sudan remains absolutely de minimis as to the Company.

2.     Materiality Analysis

In each of 2014, 2015 and 2016, Orange’s total revenues (including consolidated subsidiaries and affiliates) from our business relations with Syria and Sudan amounted to substantially less than [*] % of Orange’s total revenues of €39.445 billion (2014), €40.236 billion (2015), and €40.918 billion (2016). We do not believe that our business activities in Sudan and Syria would be considered by a reasonable investor as material from either a quantitative or a qualitative standpoint or that these activities would constitute a material investment risk for our security holders.

Furthermore, Orange has not experienced, and does not expect to experience, any material adverse effect on its reputation or the value of its securities as a result of its activities in Sudan or Syria. Orange is not aware of any shareholder or other inquiries, or actual or planned divestments by shareholders of its securities as a result of its activities in Sudan or Syria but it received questions from certain U.S. security holders regarding the activities of Orange in sanctioned countries aiming at controlling that their assets are not used to support terrorist activities. Orange is not aware that any of its major security holders are U.S. state or municipal governments, universities or other investors having the divestment policies described in your Letter, nor does Orange target such investor base.

* FOIA Confidential
Treatment Requested by
Orange (File no. 1-14712)
Voluntarily Submitted

3

3.     Huawei

Orange, like many other global telecom operators, uses various equipment providers, including Huawei. Nevertheless, to the best of our knowledge, Orange does not directly import or export any of Huawei’s equipment in Syria, Sudan or Iran in connection with its telecommunications activities in these jurisdictions, as described previously and above.

Accordingly, Orange did not and does not expect to experience any material adverse effect on its reputation or the value of its securities as a result of (i) its activities in these countries or (ii) its business relationship with Huawei. Orange is not aware of any shareholder or other inquiries, or actual or planned divestments by shareholders of its securities as a result of its activities in the above-mentioned countries or from its business relationship with Huawei.

Yours sincerely,

/s/ Ramon Fernandez

Ramon Fernandez

Directeur Général Délégué (CEO Delegate)

cc:     Nicolas Guérin, Group General Counsel, Orange

           Pierre-Antoine Badoz, Group Chief Compliance Officer, Orange

           Linda Hesse, Jones Day